Exhibit 12.1

Boston Edison Company
Computation of Ratio of Earnings to Fixed Charges
Twelve Months Ended September 30, 2005
(in thousands)

Net income from continuing operations	$130,179
Income taxes	86,863
Fixed charges (including securitization certificates)	109,286
Total	$326,328 =======

Interest expense	$86,844
Interest component of rentals	22,442
Total	$109,286 ======

Ratio of earnings to fixed charges	2.99 ======

Exhibit 12.2

Boston Edison Company
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements
Twelve Months Ended September 30, 2005
(in thousands)

Net income from continuing operations	$130,179
Income taxes	86,863
Fixed charges (including securitization certificates)	109,286
Total	$326,328 =======

Interest expense	$86,844
Interest component of rentals	22,442
Subtotal	109,286
Preferred stock dividend requirements	3,268
Total	$112,554 ======

Ratio of earnings to fixed charges	2.90 =====